UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of September 2018

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ⃞        40-F     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     ⃞        No:     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     ⃞        No:     ⊠

Sierra Wireless Opens New Atlanta-Based Global Service Center to Support Growing IoT Services Business

IoT leader establishes customer service and network operations hub in Atlanta’s technology community

VANCOUVER, British Columbia--(BUSINESS WIRE)--September 4, 2018--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced the opening of a new Global Service Center in Atlanta, Georgia to support its existing and rapidly growing IoT services customer base.

The Global Service Center is located on the 9th floor of the Platinum Tower in Atlanta. More than 140 employees will be based at the location, monitoring millions of Sierra Wireless connected devices around the world and providing 24/7/365 global customer support. This new Service Center supports Sierra Wireless’ strategic goal of becoming a global IoT service leader and will enable the company to meet the needs of new and existing customers and support its burgeoning partner network.

“Metro Atlanta is a thriving technology hub and a natural fit to support our global customers and network operations,” said Marc Overton, senior vice president and GM of IoT Services, Sierra Wireless. “With our Mobile Virtual Network Operator assets in the two largest IoT markets, namely Europe and the U.S., combined with our Smart SIM, cloud platform and market-leading embedded modules, Sierra Wireless can offer our customers truly global IoT connectivity solutions.”

Sierra Wireless has also joined the Technology Association of Georgia (TAG) as a corporate member and will sponsor the upcoming IoT Converge event at the Georgia Tech Hotel on Sept. 10, 2018.

The opening of the Global Service Center comes less than a year after Sierra Wireless acquired Atlanta-based IoT provider Numerex, which bolstered its IoT business in the U.S. and accelerated subscription-based recurring revenue from IoT services.

Explore career opportunities at Sierra Wireless: https://www.sierrawireless.com/company/careers/.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device-to-cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless, Inc.
Media:
Kim Homeniuk, +1 (604) 233-8028
pr@sierrawireless.com
or
Investors:
David Climie, +1 (604) 231-1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	September 4, 2018